Filed Pursuant to Rule 424(b)(5)
Registration No. 333-138964

Based upon the registration of $201,250,000 aggregate principal amount of securities to be offered by means of this prospectus supplement and the accompanying prospectus, a filing fee of $21,533.75 has been calculated in accordance with Rule 457(r). Pursuant to Rule 457(p), $11,928 of the filing fee is being offset for fees paid with respect to $147,448,000 aggregate initial offering price of securities that were previously registered pursuant to Registration Statement No. 333-104352 and not sold thereunder, and a fee of $9,606.00 has been transmitted to the SEC in connection with the securities offered by means of this prospectus supplement.

PROSPECTUS SUPPLEMENT
to Prospectus dated November 27, 2006

$175,000,000
1.25% Convertible Senior Subordinated Notes due 2036

Holders may convert their 1.25% Convertible Senior Subordinated Notes due December 15, 2036 based on a conversion rate of 24.5525 shares of common stock per $1,000 principal amount of notes (which is equal to an initial conversion price of approximately $40.73 per share of common stock), subject to adjustment, on or prior to the close of business on the scheduled trading day immediately preceding September 15, 2036 only under the following circumstances: (1) if the closing sale price of our common stock reaches a specified threshold within a specified period, (2) during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price of our common stock and the then applicable conversion rate, (3) if the notes have been called for redemption, or (4) if specified corporate events occur. On and after September 15, 2036, until the close of business on the scheduled trading day immediately preceding the December 15, 2036 maturity date, holders may convert their notes at any time, regardless of the fulfillment of any of the foregoing conditions.

Upon conversion, we will deliver cash and shares of our common stock, if applicable, based on a daily conversion value, as described in this prospectus supplement, calculated on a proportionate basis for each day of the relevant ten trading-day observation period. If a holder elects to convert its notes in connection with a fundamental change (as defined in this prospectus supplement), we will, in certain circumstances, pay a make-whole premium by increasing the conversion rate for notes converted in connection with such fundamental change.

We may redeem the notes beginning December 19, 2013. Holders may require us to repurchase for cash all or a portion of their notes upon a “designated event” at a price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest to, but excluding, the repurchase date. In addition, on each of December 15, 2013, December 15, 2016, December 15, 2021, December 15, 2026, and December 15, 2031, holders may require us to repurchase for cash all or a portion of their notes at a repurchase price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest to, but excluding, the repurchase date.

The notes will be our senior subordinated obligations and will be subordinated to all of our existing and future senior indebtedness and effectively subordinated to all debt and other liabilities of our subsidiaries. The notes will be pari passu in right of payment with our 6 7/8% Senior Subordinated Notes due 2014 and our 1 3/4% Convertible Senior Subordinated Notes due 2033. For a more detailed description of the notes, see “Description of Notes” beginning on page S-22.

The notes will not be listed on any securities exchange nor included in any automatic quotation system. Our common stock is listed on the New York Stock Exchange under the symbol “AG.” On November 28, 2006, the last reported sale price of our common stock was $31.33 per share.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and in the documents we incorporate by reference.

PRICE 100% AND ACCRUED INTEREST, IF ANY

	Price to	Underwriting	Proceeds to
	Public	Discount	AGCO

Per Note	100.000%	2.375%	97.625%
Total	$175,000,000	$4,156,250	$170,843,750

We have granted the underwriters the right to purchase up to an additional $26,250,000 principal amount of the notes, solely to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on December 4, 2006.

Joint Book-Running Managers

MORGAN STANLEY	GOLDMAN, SACHS & CO.

RABO SECURITIES USA, INC.	LAZARD CAPITAL MARKETS

November 28, 2006

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any “free writing prospectus” we authorize to be delivered to you. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus supplement, the accompanying prospectus and any such free writing prospectus. We are not making an offer to sell the notes in any jurisdiction where the offer or sale of the notes is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus or the documents incorporated therein by reference is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

PRESENTATION OF INFORMATION

These offering materials consist of two documents: (1) this prospectus supplement, which describes the terms of the notes that we currently are offering, and (2) the accompanying prospectus, which provides general information about us. The information in this prospectus supplement replaces any inconsistent information included or incorporated by reference in the accompanying prospectus.

SUMMARY

This summary highlights information contained or incorporated by reference into this prospectus supplement or the accompanying prospectus. Because this is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference carefully, including the section entitled “Risk Factors.”

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement to “AGCO,” “we,” “us,” “our” or similar references mean AGCO Corporation and its subsidiaries.

AGCO CORPORATION

We are the third largest manufacturer and distributor of agricultural equipment and related replacement parts in the world based on annual net sales. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment and implements, and a line of diesel engines. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of brand names including AGCO®, Challenger®, Fendt®, Gleaner®, Hesston®, Massey Ferguson®, New Idea®, RoGator®, Spra-Coupe®, Sunflower®, Terra-Gator®, Valtra®, and Whitetm Planters. We distribute most of our products through a combination of approximately 3,600 independent dealers and distributors in more than 140 countries. In addition, we provide retail financing in North America, the United Kingdom, Australia, France, Germany, Ireland and Brazil through our finance joint ventures with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Since our formation in June 1990, we have grown substantially through a series of over 20 acquisitions. We have been able to expand and strengthen our independent dealer network, introduce new tractor product lines and complementary non-tractor products in new markets and expand our replacement parts business to meet the needs of our customers.

The address of our principal executive offices is 4205 River Green Parkway, Duluth, Georgia 30096, and our telephone number is (770) 813-9200. Our internet site is www.agcocorp.com. Information contained on our internet site is not incorporated by reference into this prospectus supplement, and you should not consider that information to be a part of this prospectus supplement.

THE OFFERING

Issuer	AGCO Corporation, a Delaware corporation.

Notes	$175,000,000 aggregate principal amount of 1.25% Convertible Senior Subordinated Notes due December 15, 2036 (plus up to an additional $26,250,000 principal amount for purchase by the underwriters, solely to cover over-allotments).

Maturity	The notes will mature on December 15, 2036, unless earlier redeemed, repurchased or converted.

Interest Payment Dates	1.25% interest per year on the principal amount, payable semiannually in arrears on December 15 and June 15 of each year, beginning on June 15, 2007.

Conversion Rights	Holders may surrender their notes for conversion prior to the close of business on the scheduled trading day immediately preceding September 15, 2036, only under the following circumstances:

• during any calendar quarter beginning after December 31, 2006, if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the then applicable conversion price;

• during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each trading day of that measurement period was less than 98% of the product of the closing sale price of our common stock and the then applicable conversion rate of the notes;

• if the notes have been called for redemption; or

• upon the occurrence of specified corporate events described under “Description of Notes—Conversion Rights.”

Holders may surrender their notes for conversion regardless of the fulfillment of any of the foregoing conditions at any time on or after September 15, 2036, until the close of business on the scheduled trading day immediately preceding December 15, 2036.

The initial conversion rate for the notes is 24.5525 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $40.73 per share of common stock.

Upon the conversion of notes, for each day of a specified ten trading day period following conversion, we will pay an amount in cash equal to the lesser of (i) the principal portion and (ii) the daily conversion value of the notes converted, each calculated as described herein. If the daily conversion value exceeds the principal portion of the notes converted on any trading day during that period, we also will deliver shares of our common stock in an amount equal to the excess of the daily conversion value over the principal portion of the notes converted. See “Description of Notes—Conversion Rights—Payment Upon Conversion.” Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. See “Description of Notes—Conversion Rights.”

Holders who convert their notes in connection with a fundamental change, as defined herein, may be entitled to a make-whole premium in the form of an increase in the conversion rate for notes converted in connection with such fundamental change transaction. See “Description of Notes—Conversion Rights—Adjustment to Conversion Rate in Fundamental Change Transactions.”

Ranking	The notes will be our general, unsecured obligations and will be subordinated to all of our existing and future senior indebtedness and effectively subordinated to all debt and other liabilities of our subsidiaries. The notes also will be effectively subordinated to all of our secured indebtedness to the extent of the collateral securing such indebtedness. The notes will be pari passu in right of payment with our 6 7/8% Senior Subordinated Notes due 2014 and our 1 3/4% Convertible Senior Subordinated Notes due 2033.

Optional Redemption by AGCO	We may redeem any of the notes beginning December 19, 2013, by giving you at least 30 but not more than 60 days notice. We may redeem the notes either in whole or in part at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, the redemption date. See “Description of Notes—Optional Redemption by AGCO.”

Repurchase at Option of the Holder	On each of December 15, 2013, December 15, 2016, December 15, 2021, December 15, 2026 and December 15, 2031, holders may require us to repurchase all or a portion of their notes at a purchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date. See “Description of Notes—Repurchase at Option of the Holder.”

Designated Event	Subject to certain exceptions, if a designated event (as described under “Description of Notes—Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $170.6 million (or approximately $196.2 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to prepay a portion of the term loans outstanding under our bank credit agreement. See “Use of Proceeds.”

Certain U.S. Federal Income Tax Considerations	For a discussion of the U.S. federal income tax treatment of the conversion of the notes, as well as the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted, see “Certain U.S. Federal Income Tax Considerations.”

DTC Eligibility	The notes will be issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons,

deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of Notes—Global Notes; Book-Entry; Form.”

Form and Denomination	The notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000.

Absence of Trading Market for the Notes	The notes will not be listed on any securities exchange nor included in any automated quotation system. The notes will be new securities for which there is no trading market, and we cannot guarantee that an active or liquid market will develop. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “AG.”

Risk Factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in the notes.

For a more complete description of the terms of the notes, see “Description of Notes.” For a more complete description of our common stock, see “Description of Capital Stock.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth summary financial data and other data as of and for each of the years in the five-year period ended December 31, 2005 and as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006. This summary financial data has been derived from, and is qualified by reference to, our consolidated financial statements. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which reports are incorporated by reference into this prospectus supplement and are on file with the SEC.

						Nine Months Ended
	Year Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006
						(unaudited)
	(in millions, except per share data)

Operating Data:
Net sales	$2,545.9	$2,922.7	$3,495.3	$5,273.3	$5,449.7	$4,064.8	$3,801.2
Gross profit	439.2	531.8	616.4	952.9	933.6	709.7	661.9
Income from operations	97.1	103.5	184.3	323.5	274.7	221.0	158.7
Net income (loss)	$22.6	$(84.4)	$74.4	$158.8	$31.6	$95.4	$63.6
Net income (loss)
per common share—diluted	$0.33	$(1.14)	$0.98	$1.71	$0.35	$1.01	$0.69
Weighted average
shares outstanding—diluted	68.5	74.2	75.8	95.6	90.7	96.6	91.5
Dividends declared per common share	$0.01	$ —	$ —	$ —	$ —	$ —	$ —

	As of December 31,					As of September 30,
	2001	2002	2003	2004	2005	2006
						(unaudited)
	(in millions, except ratios)

Balance Sheet Data:
Cash and cash Equivalents	$28.9	$34.3	$147.0	$325.6	$220.6	$166.5
Working capital	539.7	599.4	755.4	1,045.5	825.8	926.8
Total assets	2,173.3	2,349.0	2,839.4	4,297.3	3,861.2	4,061.2
Total long-term debt, excluding current portion	617.7	636.9	711.1	1,151.7	841.8	863.4
Stockholders’ equity	799.4	717.6	906.1	1,422.4	1,416.0	1,562.6
Other Data:
Ratio of earnings to fixed charges(1)	1.4	1.5	2.5	3.3	2.5	2.7

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and distributed earnings of less-than-50%-owned affiliates, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs, an estimate of the interest cost in rental expense and the proportionate share of fixed charges of 50% or greater owned affiliates.

RISK FACTORS

Investing in our securities involves risks. Prior to making a decision about investing in our notes, you should carefully consider the risks described below and all other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties described below and in our other filings incorporated by reference are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently consider immaterial may also adversely affect us. If any of the events underlying the following risks occurs, our business, financial condition or results of operations could be materially harmed.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our financial results depend entirely upon the agricultural industry, and factors that adversely affect the agricultural industry generally will adversely affect us.

Our success depends heavily on the vitality of the agricultural industry. Historically, the agricultural industry, including the agricultural equipment business, has been cyclical and subject to a variety of economic factors, governmental regulations and legislation, and weather conditions. Sales of agricultural equipment generally are related to the health of the agricultural industry, which is affected by farm income, debt levels and land values, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Sales also are influenced by economic conditions, interest rate and exchange rate levels, and the availability of retail financing. Trends in the industry, such as farm consolidations, may affect the agricultural equipment market. In addition, weather conditions, such as heat waves or droughts, and pervasive livestock diseases can affect farmers’ buying decisions. Downturns in the agricultural industry due to these or other factors are likely to result in decreases in demand for agricultural equipment, which would adversely affect our sales, growth, results of operations and financial condition. During previous downturns in the farm sector, we experienced significant and prolonged declines in sales and profitability, and we expect our business to remain subject to similar market fluctuations in the future.

The agricultural equipment industry is highly seasonal, and seasonal fluctuations significantly impact results of operations and cash flows.

The agricultural equipment business is highly seasonal, which causes our quarterly results and our available cash flow to fluctuate during the year. December is also typically a large month for retail sales because of our customers’ tax planning considerations, the increase in availability of funds from completed harvests and the timing of dealer incentives. In addition, farmers purchase agricultural equipment in the Spring and Fall in conjunction with the major planting and harvesting seasons. Our net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

Our success depends on the introduction of new products, which requires substantial expenditures.

Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including:

•	customer acceptance;

•	the efficiency of our suppliers in providing component parts;

•	the economy;

•	competition; and

•	the strength of our dealer networks.

As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the level of market acceptance or the amount of market share our new products will achieve. Any manufacturing delays or problems with our new product launches could adversely affect our operating results. We have experienced delays in the introduction of new products in the past, and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for further product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial condition or results of operations.

We face significant competition and, if we are unable to compete successfully against other agricultural equipment manufacturers, we would lose customers and our net sales and profitability would decline.

The agricultural equipment business is highly competitive, particularly in North America, Europe and Latin America. We compete with several large national and international companies that, like us, offer a full line of agricultural equipment. We also compete with numerous short-line and specialty manufacturers and suppliers of farm equipment products. Our two key competitors, Deere & Company and CNH Global N.V., are substantially larger than we are and may have greater financial and other resources. In addition, in some markets, we compete with smaller regional competitors with significant market share in a single country or group of countries. Our competitors may substantially increase the resources devoted to the development and marketing, including discounting, of products that compete with our products. If we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our net sales and profitability may decline. There also can be no assurances that consumers will continue to regard our agricultural equipment favorably, and we may be unable to develop new products that appeal to consumers or unable to continue to compete successfully in the agricultural equipment business. In addition, competitive pressures in the agricultural equipment business may affect the market prices of new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

Rationalization of manufacturing facilities may cause production capacity constraints and inventory fluctuations.

The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations in the future may result in, temporary constraints upon our ability to produce the quantity of products necessary to fill orders and thereby complete sales in a timely manner. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our results of operations. Moreover, our continuous development and production of new products will often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our results of operations and financial condition.

We depend on suppliers for raw materials, components and parts for our products, and any failure by our suppliers to provide products as needed, or by us to promptly address supplier issues, will adversely impact our ability to timely and efficiently manufacture and sell products. We also are subject to raw material price fluctuations, which can adversely affect our manufacturing costs.

Our products include components and parts manufactured by others. As a result, our ability to timely and efficiently manufacture existing products, to introduce new products and to shift manufacturing of products from one facility to another depends on the quality of these components and parts and the timeliness of their delivery to our facilities. At any particular time, we depend on many different suppliers, and the failure by one or more of our suppliers to perform as needed will result in fewer products being manufactured, shipped and sold. If the quality of the components or parts provided by our suppliers is less than required and we do not recognize that failure prior to the shipment of our products, we will incur higher warranty costs. The timely supply of component parts for our products also depends on our ability to manage our relationships with suppliers, to identify and replace suppliers that fail to meet our schedules or quality standards, and to monitor the flow of components and accurately project our needs. A significant increase in the price of any component or raw material could adversely affect our profitability. We cannot avoid exposure to global price fluctuations, such as occurred in 2004 with the costs of steel and related products, and our profitability depends on, among other things, our ability to raise equipment and parts prices sufficiently enough to recover any such material or component cost increases.

We may be required to write down the value of our goodwill and other intangible assets.

During the fourth quarter of 2006, we will be performing our annual impairment testing of goodwill and other intangible assets under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Net sales and results of operations of our sprayer business have been below our expectations. Accordingly, there is a possibility that a portion or all of the goodwill and other intangible assets associated with the sprayer business might be impaired. As of September 30, 2006, goodwill and other intangible assets related to the sprayer business totaled approximately $192 million.

Our business routinely is subject to claims and legal actions, some of which could be material.

We routinely are a party to claims and legal actions incidental to our business. These include claims for personal injuries by users of farm equipment, disputes with distributors, vendors and others with respect to commercial matters, and disputes with taxing and other governmental authorities regarding the conduct of our business. In February 2006, we received a subpoena from the Securities and Exchange Commission in connection with a non-public, fact-finding inquiry entitled “In the Matter of Certain Participants in the Oil for Food Program.” This subpoena requested documents concerning transactions under the United Nations Oil for Food Program by AGCO Corporation and certain of our subsidiaries. The subpoena arises from sales by our subsidiaries of farm equipment to the Iraq ministry of agriculture. We are cooperating fully with the inquiry. The subpoena does not imply that there have been any violations of the federal securities or other laws. However, should the SEC (or the U.S. Department of Justice, which is participating in the SEC’s inquiry) determine that we have violated federal law, we could be subject to civil or criminal fines and penalties, or both. A similar proceeding has been initiated against one of our subsidiaries in Denmark, and on November 28, 2006, the French government initiated an investigation of one of our subsidiaries in France. It is not possible to predict the outcome of these inquiries or their impact, if any, on us.

A majority of our sales and manufacturing take place outside the United States, and, as a result, we are exposed to risks related to foreign laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies. These risks may delay or reduce our realization of value from our international operations.

For the year ended December 31, 2005, we derived approximately $4.2 billion or 76% of our net sales from sales outside the United States. The primary foreign countries in which we do business are Germany, France, Brazil, the United Kingdom and Finland. In addition, we have significant manufacturing operations in France, Germany, Brazil, Finland and Denmark. Our results of operations and financial condition may be adversely affected by the laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies of the foreign countries in which we conduct business. Some of our international operations also are subject to various risks that are not present in domestic operations, including restrictions on dividends and the repatriation of funds. Foreign developing markets may present special risks, such as unavailability of financing, inflation, slow economic growth and price controls.

Domestic and foreign political developments and government regulations and policies directly affect the international agricultural industry, which affects the demand for agricultural equipment. If demand for agricultural equipment declines, our sales, growth, results of operations and financial condition may be adversely affected. The application, modification or adoption of laws, regulations, trade agreements or policies adversely affecting the agricultural industry, including the imposition of import and export duties and quotas, expropriation and potentially burdensome taxation, could have an adverse effect on our business. The ability of our international customers to operate their businesses and the health of the agricultural industry, in general, are affected by domestic and foreign government programs that provide economic support to farmers. As a result, farm income levels and the ability of farmers to obtain advantageous financing and other protections would be reduced to the extent that any such programs are curtailed or eliminated. Any such reductions would likely result in a decrease in demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities or of subsidy payments for farmers in the European Union, the United States, Brazil or elsewhere in South America could negatively impact the operations of farmers in those regions, and, as a result, our sales may decline if these farmers delay, reduce or cancel purchases of our products.

Currency exchange rate and interest rate changes can adversely affect the pricing and profitability of our products.

We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. In addition, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues and to risks associated with translating the financial statements of our foreign subsidiaries from local currencies into United States dollars. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs and finance income. Our most significant transactional foreign currency exposures are the Euro, Brazilian real and the Canadian dollar in relation to the United States dollar. Where naturally offsetting currency positions do not occur, we attempt to manage these risks by economically hedging some, but not all, of our exposures through the use of foreign currency forward exchange contracts. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect us. Despite our use of economic hedging transactions, currency exchange rate or interest rate fluctuations may adversely affect our results of operations, cash flow or financial condition.

We are subject to extensive environmental laws and regulations, and our compliance with, or our failure to comply with, existing or future laws and regulations could delay production of our products or otherwise adversely affect our business.

We are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. These regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. Our costs of complying with these or any other current or future environmental regulations may be significant. For example, the European Union and the United States have adopted more stringent environmental regulations regarding emissions into the air. As a result, we will likely incur increased capital expenses to modify our products to comply with these regulations. Further, we may experience production delays if we or our suppliers are unable to design and manufacture components for our products that comply with environmental standards established by regulators. For example, our SisuDiesel engine division and our engine suppliers are subject to air quality standards, and production at our facilities could be impaired if SisuDiesel and these suppliers are unable to timely respond to any changes in environmental laws and regulations affecting engine emissions. Compliance with environmental and safety regulations has added, and will continue to add, to the cost of our products and increase the capital-intensive nature of our business. We may be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted in the future. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions and our business and results of operations could be adversely affected.

Our labor force is heavily unionized, and our contractual and legal obligations under collective bargaining agreements and labor laws subject us to the risks of work interruption or stoppage and could cause our costs to be higher.

Most of our employees, most notably at our manufacturing facilities, are represented by collective bargaining agreements and union contracts with terms that expire on varying dates. Several of our collective bargaining agreements and union contracts are of limited duration and, therefore, must be re-negotiated frequently. As a result, we could incur significant administrative expenses associated with union representation of our employees. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of goods we have available for sale. In addition, collective bargaining agreements, union contracts and labor laws may impair our ability to reduce our labor costs by streamlining existing manufacturing facilities and in restructuring our business because of limitations on personnel and salary changes and similar restrictions.

We have significant pension obligations with respect to our employees and our available cash flow may be adversely affected in the event that payments became due under any pension plans that are unfunded or underfunded.

A portion of our active and retired employees participate in defined benefit pension plans under which we are obligated to provide prescribed levels of benefits regardless of the value of the underlying assets, if any, of the applicable pension plan. If our obligations under a plan are unfunded or underfunded, we will have to use cash flow from operations and other sources to pay our obligations either as they become due or over some shorter funding period. As of December 31, 2005, we had approximately $281.6 million in unfunded or underfunded obligations related to our pension and other postretirement health care benefits.

We have a substantial amount of indebtedness, and, as a result, we are subject to certain restrictive covenants and payment obligations that may adversely affect our ability to operate and expand our business.

We have now, and following this offering will continue to have, a significant amount of indebtedness. As of September 30, 2006, we had total long-term indebtedness, including current portions of long-term indebtedness, of approximately $869.7 million, stockholders’ equity of approximately $1,562.6 million and a ratio of long-term indebtedness to equity of approximately 0.56 to 1.0. We also had short-term obligations of $190.3 million, capital lease obligations of $1.8 million, unconditional purchase or other long-term obligations of $839.8 million, and amounts funded under an accounts receivable securitization facility of $387.3 million. In addition, we had guaranteed indebtedness owed to third parties of approximately $93.8 million, primarily related to dealer and end-user financing of equipment.

Our substantial indebtedness could have important adverse consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from introducing new products or pursuing business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds, pay cash dividends or engage in or enter into certain transactions; and

•	prevent us from selling additional receivables to our commercial paper conduit.

RISKS RELATED TO THE NOTES AND OUR COMMON STOCK

Because the notes are unsecured and subordinated, they are also effectively subordinated to any of our existing and future secured debt and to any of our existing and future senior indebtedness, to the extent of the assets securing such debt.

Our obligations under the notes are unsecured and our payment obligations under the notes are subordinated to our senior indebtedness as described under “Description of Notes—Subordination of Notes.” In contrast, some of our other debt obligations, including our existing revolving credit facility and term facilities under our bank credit agreement, are secured by a substantial portion of our assets. As a result, the notes are effectively subordinated to our obligations under our secured debt. If we are in default on these secured obligations, you may not receive principal and interest payment on your notes. As of September 30, 2006, we and our subsidiaries had approximately $414.9 million of secured indebtedness outstanding.

The notes will be junior to the indebtedness of our subsidiaries.

The notes will be issued by AGCO Corporation and will be structurally subordinated to the existing and future claims of our subsidiaries’ creditors, including trade payables. Holders of the notes will not be creditors of our subsidiaries. Any claims of holders of the notes to the assets of our subsidiaries derive from our own equity interests in those subsidiaries. Claims of our subsidiaries’ creditors will generally have priority as to the assets of our subsidiaries over our own equity interest claims and will therefore have priority over the holders of the notes. Consequently, the notes will be effectively subordinate to all liabilities, whether or not secured, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish.

Our subsidiaries hold a majority of our assets and conduct a majority of our operations, and they will not be obligated to make payments on the notes.

We conduct a majority of our business through our subsidiaries. These subsidiaries directly and indirectly own a majority of the assets of our business and conduct operations themselves and through other subsidiaries. Therefore, we depend on distributions and advances from our subsidiaries and the repayment by our subsidiaries of intercompany loans and advances to meet our debt service and other obligations. Contractual provisions, laws or regulations to which we or any of our subsidiaries are or may become subject, as well as any subsidiary’s financial condition and operating requirements, may limit our ability to obtain cash required to service our indebtedness, including the notes.

Covenants in our debt instruments restrict or prohibit us from engaging in or entering into a variety of transactions, which could adversely affect us.

The agreements governing our outstanding indebtedness contain various covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	create restrictions on the payment of dividends or other amounts to us by our restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	enter into transactions with stockholders or affiliates;

•	create liens;

•	sell assets;

•	engage in sale-leaseback transactions; and

•	enter into certain mergers and consolidations.

Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness.

A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under such instruments. Our ability to comply with these covenants and other provisions may be affected by events beyond our control, and we cannot assure you that we will be able to comply with these covenants and other provisions. Upon the occurrence of an event of default under any debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against collateral granted to them, if any, to secure the indebtedness. If our current or future lenders accelerate the payment of the indebtedness owed to them, we cannot assure you that our assets would be sufficient to repay in full our outstanding indebtedness.

Future sales of our common stock or equity-related securities in the public market could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

Sales of significant amounts of our common stock or equity-related securities in the public market, any issuance of equity securities after this offering, including the issuance of any shares upon conversion of the notes, or the perception that such sales or issuances will occur, could adversely affect prevailing trading prices of our common stock and the value of the notes, could impair our ability to raise capital through future offerings of equity or equity-related securities and could dilute the interests of our existing stockholders, including holders that have received shares of our common stock upon conversion of the notes. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale, including sales of our common stock in short sales transactions by purchasers of the notes, will have on the trading price of our common stock or the value of the notes.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes, or any common stock that holders receive upon conversion of the notes.

Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the value of the consideration due in connection with such conversion is determined.

The conversion value that you will receive upon conversion of your notes is determined based on the sum of the “daily settlement amounts” described in this prospectus supplement for the ten consecutive trading days that begin on, and include, the second trading day after the conversion date. Because the consideration due upon conversion is based on such daily settlement amounts, and because any settlement of a conversion of notes into cash and shares of our common stock, if any, will be delayed until at least the 14th trading day after the conversion date, any decrease in the price of our common stock after you surrender your notes for conversion will decrease the value of the consideration you receive.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, or distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, that may adversely affect the trading price of the notes or the common stock. If we engage in these types of transactions, the value of any common stock into which your notes may be convertible may be diluted. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

We may be unable to repurchase your notes as required under the indenture upon a “designated event” or on specified dates or to pay you cash upon conversion of your notes.

Upon a designated event, as defined in this prospectus supplement, and on each of December 15, 2013, December 15, 2016, December 15, 2021, December 15, 2026 and December 15, 2031, you will have the right to require us to repurchase your notes for cash. In addition, upon conversion of the notes, you will have the right to receive a cash payment in respect of the principal portion of the notes converted. If we do not have sufficient funds to pay the repurchase price for all of the notes you surrender for repurchase upon a designated event or on such specified dates or the cash amounts due upon conversion, an event of default under the indenture governing the notes would occur as a result of such failure. We would need to seek third-party financing to the extent we do not have available funds to meet our repurchase obligations. However, there can be no assurance that we would be able to obtain any such financing on acceptable terms or at all. In addition, cash payments in respect of notes that you surrender for repurchase or that you convert may be subject to limits and might be prohibited, or create an event of default, under our indebtedness or other agreements relating to borrowings that we may enter into from time to time. Our failure to make cash payments in respect of the notes could result in an event of default under the notes or under other credit-related agreements. Our inability to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes.

We may not have sufficient cash flow to make payments on the notes and our other indebtedness.

Our ability to pay principal and interest on the notes and our other indebtedness and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. For a discussion of some of these risks and uncertainties, see “—Risks Relating to Our Business and Industry.” Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations.

If we cannot make scheduled payments on our debt:

•	the holders of our debt could declare all outstanding principal and interest to be due and payable;

•	the holders of our secured debt could commence foreclosure proceedings against our assets;

•	we could be forced into bankruptcy or liquidation; and

•	you could lose all or part of your investment in our notes and common stock.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of Notes—Conversion Rights—Payment Upon Conversion,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity;

•	delay holders’ receipt of the proceeds upon conversion; and

•	subject holders to market risk before receiving any shares upon conversion.

Upon conversion of the notes, holders will receive cash or cash and shares of our common stock as described herein based on the sum of the “daily settlement amounts” described in this prospectus supplement for the ten consecutive trading days that begin on, and include, the second trading day after the conversion date. Because the consideration due upon conversion is based on such daily settlement amounts, and because any settlement of a conversion of notes into cash and shares of our common stock, if any, will be delayed until at least the 14th trading day after the conversion date, any decrease in the price of our common stock after you surrender your notes for conversion will decrease the value of the consideration you receive. Furthermore, because we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

Because we have made only limited covenants in the indenture for the notes, and the terms of the notes do not provide protection against some types of important corporate events, these limited covenants and protections against certain types of important corporate events may not protect your investment.

The indenture for the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness, which would effectively rank senior to the notes;

•	limit our subsidiaries’ ability to pay dividends or otherwise transfer funds to us;

•	limit our ability to incur secured indebtedness that would effectively rank senior to the notes to the extent of the value of the assets securing the indebtedness;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the equity interests of our subsidiaries that we hold;

•	restrict our ability to purchase or prepay our securities; or

•	restrict our ability to make investments or to repurchase or pay dividends or make other payments in respect of our common stock or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as certain acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common stock but would not constitute a “designated event” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase feature of the notes as a significant factor in evaluating whether to invest in the notes.

The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.

If a fundamental change occurs before the maturity date of the relevant notes, we will under certain circumstances increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus supplement. See “Description of Notes—Conversion Rights—Adjustment to Conversion Rate in Fundamental Change Transactions.”

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of the fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss.

In addition, you will not be entitled to an increased conversion rate if:

•	you surrender a note for conversion in connection with a fundamental change we have announced, but the fundamental change is not consummated; or

•	the applicable price is greater than $180.00 per share or less than $31.33 per share (in each case, subject to adjustment).

Furthermore, our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

You should consider the U.S. federal income tax consequences of owning the notes.

The U.S. federal income tax treatment of the conversion of the notes into a combination of our common stock and cash is uncertain. You are urged to consult your tax advisors with respect to the U.S. federal income tax consequences resulting from the conversion of notes into a combination of cash and common stock. A discussion of the U.S. federal income tax consequences of ownership of the notes is contained in this prospectus supplement under the heading “Certain U.S. Federal Income Tax Consequences.”

You may have to pay taxes with respect to distributions on our common stock that you do not receive.

The price at which the notes are convertible into shares of common stock is subject to adjustment under certain circumstances such as stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of Notes—Conversion Rights—Conversion Procedures.” If the conversion rate is adjusted as a result of a distribution of cash or property that is taxable to our common stockholders, holders of the notes may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that they do not receive such distribution. In addition, non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements, which we may set off against cash payments of interest payable on the notes. See the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Holders—Constructive Distributions.”

There is no prior trading market for the notes, so, if an active trading market does not develop for the notes, you may not be able to resell them.

Prior to this offering, there was no trading market for the notes and we cannot assure you that an active trading market will ever develop for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have informed us that they currently intend to make a market in the notes after this offering is completed. However, the underwriters may cease their market-making at any time. The lack of a trading market could adversely affect your ability to sell the notes and the price at which you may be able to sell the notes. The liquidity of the trading market, if any, and future trading prices of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

The price of our common stock, and therefore of the notes, may fluctuate significantly, and this may make it difficult for you to resell the notes or any shares of our common stock issuable upon conversion of the notes when you want or at prices you find attractive.

The price of our common stock on the NYSE constantly changes. We expect that the market price of our common stock will continue to fluctuate. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, because the notes are convertible into the consideration described herein based on the sum of the “daily settlement amounts” described in this prospectus supplement for the ten consecutive trading days that begin on, and include, the second trading day after the conversion date, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	the operating and stock performance of our competitors;

•	announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in interest rates;

•	the announcement of enforcement actions or investigations against us or our competitors or other negative publicity relating to us or our industry;

•	changes in U.S. Generally Accepted Accounting Principles, laws, regulations or the interpretations thereof that affect our various business activities and segments;

•	investor perceptions of us and the industries and markets in which we operate;

•	general domestic or international economic, market and political conditions;

•	additions or departures of key personnel; and

•	future sales of our common stock.

In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. These factors, among others, could significantly depress the trading price of the notes and the price of any of our common stock issued upon conversion of the notes.

You may not be able to convert your notes before September 15, 2036, and the value of the notes could be less than the value of the common stock into which your notes could otherwise be converted.

Prior to September 15, 2036, the notes are convertible only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive the value of the common stock into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.

Provisions in the indenture for the notes, our charter documents and Delaware law could discourage an acquisition of us by a third party, even if the acquisition would be favorable to you.

If a “designated event” occurs, holders of the notes will have the right, at their option, to require us to repurchase all or a portion of their notes. In the event of a “fundamental change,” we also may be required to increase the conversion rate applicable to notes surrendered for conversion in connection with such fundamental change. In addition, the indenture for the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes. These and other provisions, including the provisions of our charter documents and Delaware law described under “Description of Capital Stock,” could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

Furthermore, our stockholder rights plan, as amended, contains provisions that could make it harder for a third party to acquire us. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase one-hundredth of a share of Junior Cumulative Preferred Stock, or junior preferred stock. The purchase price per one-hundredth of a share of junior preferred stock is $110.00, subject to adjustment. The rights will be exercisable only if a person or group acquires 20.0% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20.0% or more of our common stock or, in some circumstances, if other conditions are met. After the rights become exercisable, the plan allows stockholders, other than the acquirer, to purchase our common stock or, in some circumstances, securities of the acquiror with a then current market value of two times the exercise price of the right. The rights are redeemable for $.01 per right, subject to adjustment, at the option of our Board of Directors. The rights may discourage take-over attempts because they could cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Generally, the rights should not interfere with any merger or other business combination approved by our Board of Directors because our Board of Directors may redeem the rights prior to the time we enter into a purchase and sale agreement with the acquirer.

We have the ability to issue preferred shares without stockholder approval.

Our common stock may be subordinate to classes of preferred stock issued in the future in the payment of dividends, and our certificate of incorporation permits our board of directors to issue preferred stock without first obtaining stockholder approval. If we issued preferred stock, these additional securities may have dividend or liquidation preferences senior to the common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders’ interest.

Before conversion, holders of the notes will not be entitled to any stockholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, any common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion rate, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from stockholders for a potential merger, or if an amendment is proposed to our certificate of incorporation or by-laws that requires stockholder approval, holders of notes will not be entitled to vote on the merger or amendment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the information incorporated by reference herein contain forward-looking statements regarding, among other things, our financial condition, results of operations, plans, objectives, future performance and business. All statements contained or incorporated by reference in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “believes,” “anticipates,” “estimates,” “should,” or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause results or events to differ from current expectations are described in the section titled “Risk Factors.”

Such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not intend, and expressly disclaim any obligation, to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $170.6 million (or approximately $196.2 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to prepay a portion of the term loans outstanding under our bank credit agreement. Both of the term loans under our bank credit agreement mature in June 2009 and bear interest at LIBOR plus 1.75%.

Pending such use, we will invest the proceeds in short-term, investment grade securities, certificates of deposit or guaranteed obligations of the United States or other governments or their agencies.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “AG.” The following table lists the high and low sales price of our common stock as reported on the NYSE for the periods indicated:

	High	Low

Year Ended December 31, 2004
First Quarter	$21.87	$16.25
Second Quarter	22.20	18.04
Third Quarter	22.62	18.30
Fourth Quarter	22.82	19.00
Year Ended December 31, 2005
First Quarter	$21.31	$18.16
Second Quarter	19.54	16.57
Third Quarter	21.30	18.06
Fourth Quarter	17.91	14.74
Year Ending December 31, 2006
First Quarter	$21.10	$16.25
Second Quarter	28.69	20.33
Third Quarter	27.61	21.52
Fourth Quarter (through November 28, 2006)	33.34	22.47

On November 28, 2006, the closing sale price reported on the NYSE for our common stock was $31.33 per share. As of November 28, 2006, there were approximately 588 holders of record of our common stock. This number does not include stockholders who hold their stock through brokers, banks and other nominees.

DIVIDEND POLICY

We currently do not pay dividends and we have not paid a dividend since the first quarter of 2001. We cannot provide any assurance that we will pay dividends in the foreseeable future. Although we currently meet all requirements, our bank credit agreement and the indenture governing our 6 7/8% senior subordinated notes due 2014 contain restrictions on our ability to pay dividends in certain circumstances.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an adjusted basis to give effect to the offering of the notes, after deducting the underwriters’ discount and estimated offering expenses payable by us (assuming the underwriters do not exercise their over-allotment option), and the prepayment of a portion of the term loans outstanding under our bank credit agreement with the net proceeds of this offering.

	As of
	September 30, 2006
	Actual	As Adjusted
	(in millions)

Cash and cash equivalents	$166.5	$166.5

Long-term debt:
Credit facility	$407.1	$236.5
1 3/4% Convertible senior subordinated notes due 2033	201.3	201.3
6 7/8% Senior subordinated notes due 2014	253.5	253.5
1.25% Convertible senior subordinated notes due 2036 offered hereby	—	175.0
Other long-term debt	7.8	7.8
Less: Current portion of long-term debt	(6.3)	(6.3)

Total long-term debt, less current portion	$863.4	$867.8
Stockholders’ equity:
Preferred stock, $0.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	$—	$—
Common stock, $0.01 par value; 150,000,000 shares authorized; 91,025,053 shares issued and outstanding	0.9	0.9
Additional paid-in capital	907.2	907.2
Retained earnings	889.0	887.7
Accumulated other comprehensive loss	(234.5)	(234.5)

Total stockholders’ equity	$1,562.6	$1,561.3

Total capitalization	$2,425.9	$2,429.1

The table above should be read in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement.

The number of actual and as adjusted shares of our common stock outstanding excludes the following:

•	656,020 shares of our common stock issuable upon exercise of options outstanding as of September 30, 2006, at a weighted average exercise price of $18.73 per share, of which options to purchase 650,020 shares were exercisable as of that date;

•	667,500 shares of our common stock issuable upon the achievement of financial targets assuming achievement at the target level;

•	229,250 shares of common stock issuable pursuant to grants of stock settled stock appreciation rights;

•	4,094,418 shares of our common stock available for future grant, assuming the achievement of financial targets at the target level with respect to existing grants, under our equity compensation plans as of September 30, 2006; and

•	1,061,510 shares of our common stock issuable upon conversion of our 1 3/4% convertible senior subordinated notes due 2033 at a conversion rate of approximately $22.36 per share.

Our outstanding common stock as adjusted as of September 30, 2006, also excludes shares of our common stock that are issuable upon conversion of the notes offered by this prospectus supplement.

DESCRIPTION OF NOTES

We will issue the notes under an indenture dated as of December 4, 2006, between us, as issuer, and Union Bank of California, N.A., as trustee. As used in this description of notes, the words “we,” “us,” “our” or AGCO refer only to AGCO Corporation, a Delaware corporation, and do not include any of our subsidiaries.

The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and the notes, which we urge you to read because they define your rights as a note holder. Copies of the indenture, including forms of the notes, are available upon request to us. See “Where You Can Find Additional Information.” Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus supplement by reference.

General

We are offering $175,000,000 aggregate principal amount of our 1.25% Convertible Senior Subordinated Notes due 2036 (or $201,250,000 aggregate principal amount if the underwriters exercise their over-allotment option in full). The notes will be issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form.

The notes are general unsecured obligations of AGCO. Our payment obligations under the notes are subordinated to our senior indebtedness as described under “Subordination of Notes.” The notes will be pari passu in right of payment with our 6 7/8% Senior Subordinated Notes due 2014 and our 1 3/4% Convertible Senior Subordinated Notes due 2033. The notes are convertible into cash and, to the extent the daily conversion value exceeds the principal portion of the notes being converted for any trading day during the relevant observation period, shares of our common stock, as described under “—Conversion Rights.”

The notes will mature on December 15, 2036, unless earlier converted, redeemed or repurchased. We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes offered hereby for United States federal income tax purposes. We may also from time to time, to the extent permitted by law, repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Neither we nor any of our subsidiaries will be subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Redemption at Option of the Holder Upon a Designated Event” and “Adjustment to Conversion Rate in Fundamental Change Transactions.”

The notes will bear cash interest at a rate of 1.25% per year. Interest on the notes will accrue from December 4, 2006, or from the most recent date to which interest has been paid or duly provided for. We will pay interest semi-annually in arrears on December and June 15 of each year, beginning on June 15, 2007, to record holders at the close of business on the preceding December 1 and June 1, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. Interest may be paid to you either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

However, so long as DTC is the sole registered owner of the notes, we will make interest payments to DTC by wire transfer of immediately available funds. We will not be responsible for the payments of any amounts owed by DTC to the beneficial owners of the notes. Interest will be computed on the basis of a 360-day year composed of twelve, 30-day months.

Conversion Rights

You may convert any of your notes initially at a conversion rate of 24.5525 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $40.73 per share of common stock, in whole or in part, as described below, prior to the close of business on the scheduled trading day immediately preceding September 15, 2036, subject to prior redemption or repurchase of the notes, only under the following circumstances:

•	upon satisfaction of a market price condition, as described under “—Conversion Upon Satisfaction of Market Price Condition” below;

•	upon satisfaction of a trading price condition, as described under “—Conversion Upon Satisfaction of Trading Price Condition” below;

•	upon notice of redemption, as described under “—Conversion Upon Notice of Redemption” below; or

•	upon specified corporate events, as described under “—Conversion Upon Specified Corporate Events” below.

On and after September 15, 2036, you may convert your notes at the conversion rate regardless of the fulfillment of any of the conditions described above until the close of business on the scheduled trading day immediately preceding December 15, 2036.

You may convert your notes in part so long as such part is an integral multiple of $1,000 principal amount.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any time will be computed by dividing $1,000 by the applicable conversion rate at such time.

If we call the notes for redemption, you may convert your notes only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your notes for repurchase upon a designated event, you may convert your notes only if you withdraw your repurchase election. Similarly, if you exercise your option to require us to repurchase your notes other than upon a designated event, those notes may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. Upon conversion of a note, the holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our settlement of conversions as described below under “—Payment Upon Conversion” will be deemed to satisfy our obligation to pay:

•	the principal amount of the notes; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (i) we have specified a redemption date that is after a record date and prior to the next interest payment date, (ii) we have specified a repurchase date following a designated event that is during such period, (iii) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note or (iv) with respect to any conversion on or following the record date immediately preceding the maturity date.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless a tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay the tax.

Payment Upon Conversion

We will settle conversion of all notes validly tendered for conversion in cash and, if applicable, shares of our common stock. We will settle each $1,000 principal amount of notes being converted by delivering, on the third trading day immediately following the last day of the related observation period, cash and shares of our common stock, if any, equal to the sum of the daily settlement amounts as defined below for each of the ten trading days during the related observation period.

The “observation period” with respect to any note means the ten consecutive trading-day period beginning on and including the second trading day after the conversion date.

The “daily settlement amount,” for each of the ten trading days during the observation period, shall consist of:

•	cash equal to the lesser of (x) $100 (such amount being the principal portion) and (y) the daily conversion value relating to such day; and

•	if such daily conversion value exceeds $100, a number of shares equal to (A) the difference between such daily conversion value and $100, divided by (B) the daily VWAP of our common stock for such day (the “deliverable stock”).

The “daily conversion value” means, for each of the ten consecutive trading days during the observation period, 1/10 of the product of (1) the applicable conversion rate and (2) the daily VWAP of our common stock, or the consideration into which our common stock has been converted in connection with certain corporate transactions, on such day. Any such determination will be conclusive absent manifest error.

The “daily VWAP” for our common stock means, for each of the ten consecutive trading days during the observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page AG <equity> AQR (or any successor page) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day, or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day as our board of directors determines in good faith using a volume-weighted method.

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange, or, if our common stock is not then listed on the New York Stock Exchange, on another national or regional securities exchange on which our common stock is then listed or quoted or, if our common stock is not listed on the New York Stock Exchange or a national or regional securities exchange or automated quotation service, on the principal other market on which our common stock is then traded or quoted. If our common stock is not so traded or quoted, “trading day” means a business day.

We will deliver cash in lieu of any fractional shares of common stock issuable in connection with payment of the amounts above based on the closing sale price of our common stock on the last day of the applicable observation period.

The indenture requires us to pay up to the principal portion of the conversion amount of the notes in cash, and we may be required to pay cash for all or a significant portion of the total principal amount of the notes as a result of conversions after the occurrence of any of the events referred to above. See “Risk Factors—Risks Related to the Notes and Our Common Stock.” Our failure to pay the principal amount of the notes when converted would result in an event of default with respect to the notes. In addition, upon conversion of the notes, you may receive less proceeds than expected because the current value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of the notes is determined. See “Risk Factors—Risks Relating to the Notes and Our Common Stock.”

Conversion Upon Satisfaction of Market Price Condition

You may surrender your notes for conversion prior to close of business on the scheduled trading day immediately preceding September 15, 2036, during any calendar quarter beginning after December 31, 2006, if the closing sale price (as determined below) of our common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is more than 120% of the then applicable conversion price.

The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, “closing sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by Pink Sheets LLC or similar organization. If our common stock is not so quoted, the closing sale price will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent banking firms, which may include the underwriters, selected by us for this purpose. Any such determination will be conclusive absent manifest error.

Conversion Upon Satisfaction of Trading Price Condition

You may surrender your notes for conversion into cash and, to the extent the aggregate conversion value exceeds the aggregate principal amount of notes being converted, shares of our common stock prior to maturity during the five business day period after any five consecutive trading day period in which the trading price, as determined below, per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that measurement period was less than 98% of the product of the closing sale price of our common stock and the then applicable conversion rate.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, which may include the underwriters; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the conversion rate.

In connection with any conversion upon satisfaction of the trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee in writing to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

If the trading price condition has been met, we will notify you. If, at any time after the trading price condition has been met, the trading price per $1,000 in principal amount of the notes is greater than 98% of the product of the closing sale price of our common stock and the then applicable conversion rate, we will notify you.

Conversion Upon Notice of Redemption

If we call notes for redemption, you may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Events

If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the current market price per share of our common stock, which is measured by averaging the closing sale prices of our common stock for the ten trading days preceding the declaration date of such distribution; or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the day preceding the declaration date for such distribution;

we must notify you at least fifteen scheduled trading days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of shares of our common stock does not automatically transfer the right to receive the relevant distribution from the seller of the shares of our common stock to its buyer.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your notes for conversion at any time from and after the date which is 15 scheduled trading days prior to the anticipated effective date of the transaction until and including the date which is 15 scheduled trading days after the actual date of such transaction, then at the effective time of the transaction, your right to convert notes into our common stock will be changed into a right to convert your notes into the kind and amount of cash, securities and other property which you would have received if you had converted your notes immediately prior to the transaction. We will notify you at least 15 scheduled trading days prior to the anticipated effective date of such transaction. If such transaction also constitutes a designated event, as described below under “—Repurchase at the Option of the Holder Upon a Designated Event,” the holder will be able to require us to purchase all or a portion of such holder’s notes, and will have the conversion right described in the following paragraph in lieu of the conversion right described in this paragraph.

We must notify the trustee under the indenture and the holders of notes at least 15 scheduled trading days prior to the expected effective date of any transaction or event that constitutes a designated event. The notice will state whether we will increase the conversion rate to provide for additional shares of common stock. Holders may convert their notes at any time during the period from and after the date that is 15 scheduled trading days prior to the expected effective date of the transaction to and including the date which is 15 scheduled trading days after the effective date or, if the transaction also results in the holders having a right to require us to repurchase the notes, until the close of business on the business day immediately preceding the designated event repurchase date.

In the case of a fundamental change, as described below under “—Repurchase at the Option of the Holder Upon a Designated Event,” that occurs on or prior to December 15, 2013, the conversion rate of the notes may be increased by a number of additional shares as described below under the heading “—Adjustment to Conversion Rate in Fundamental Change Transactions.”

Conversion Procedures

The initial conversion rate for the notes is 24.5525 shares of common stock per $1,000 principal amount of notes (representing a conversion price of approximately $40.73 per share), subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash based on the closing sale price of our common stock on the last day of the applicable observation period described above under “—Conversion Rights.”

Whenever the notes shall become convertible, we, or at our written request, the trustee in our name and at our expense, shall notify the holders of the event triggering such convertibility, and we shall also publicly announce such information and publish it on our web site.

To convert your notes, you must:

•	complete and manually sign the conversion notice on the back of the note and deliver it, together with the note, to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to the interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If you hold a beneficial interest in a global note, to convert you must comply with the last two requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note.

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR = CR0 ×	OS OS0

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such event;

CR = the conversion rate in effect immediately after the “ex-date” for such event;

OS0 = the number of shares of our common stock outstanding immediately prior to the “ex-date” for such event; and

OS = the number of shares of our common stock outstanding immediately after the “ex-date” for such event.

(2) If we issue to all holders of common stock certain rights or warrants to purchase our common stock at a price per share less than the closing sale price of our common stock on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

CR = CR0 ×	OS0 + X OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such event;

CR = the conversion rate in effect immediately after the “ex-date” for such event;

OS0 = the number of shares of our common stock outstanding immediately prior to the “ex-date” for such event;

X = the total number of shares of our common stock issuable pursuant to such rights; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, warrants or convertible securities divided by the average of the closing sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the “ex-date” relating to such distribution for the issuance of such rights or warrants.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	as described below in this paragraph (3) with respect to spin-offs;

then the conversion rate will be adjusted based on the following formula:

CR = CR0 ×	SP0 SP0-FMV

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR = the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 = the average of the closing sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the “ex-date” relating to such distribution; and

FMV = the fair market value as determined by our board of directors of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the “ex-date” relating to such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the record date fixed for determination of stockholders entitled to receive the distribution will be increased based on the following formula:

CR = CR0 ×	FMV0 + MP0 MP0

where,

CR0 = the conversion rate in effect immediately prior to such distribution;

CR = the conversion rate in effect immediately after such distribution;

FMV0 = the average of the closing sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off; and

MP0 = the average of the closing sale prices of our common stock over the first ten consecutive trading-day period after the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur on the tenth trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the ten trading days following any spin-off, references within this paragraph (3) to ten days shall be deemed replaced with such lesser number of trading days as have elapsed between such spin-off and the conversion date in determining the applicable conversion rate.

(4) If we pay any cash dividend or distribution to all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR = CR0 ×	SP0 SP0-C

where,

CR0 = the conversion rate in effect immediately prior to the “ex-date” for such distribution;

CR = the conversion rate in effect immediately after the “ex-date” for such distribution;

SP0 = the closing sale price of our common stock on the trading day immediately preceding the “ex-date” relating to such distribution; and

C = the amount in cash per share we distribute to holders of our common stock.

(5) If we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR = CR0 ×	AC + (SP × OS) OS0 × SP

where,

CR0 = the conversion rate in effect on the date such tender or exchange offer expires;

CR = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration as determined in good faith by our board of directors paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires; and

SP = the average of the closing sale prices of our common stock on the trading day next succeeding the date such tender or exchange offer expires.

If the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

(6) If someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, the conversion rate will be adjusted as set forth in clause (5) above; provided, however, the adjustment will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer; however, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

(7) If certain fundamental changes occur on or prior to December 15, 2013, the conversion rate will be adjusted as described below under “—Adjustment to Conversion Rate in Fundamental Change Transactions.”

As used in this section, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

Treatment of Rights.  To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights; provided, however that any holder who is a holder of shares of our common stock (or direct or indirect interests therein) at the time of conversion of any note, but who is not entitled as a holder of our common stock to hold or receive rights pursuant to the terms of the stockholder rights plan, shall not be eligible to receive any such rights thereunder.

Treatment of Reference Property.  In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash, or the “reference property,” for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these transactions; provided, however, that upon conversion you will continue to receive cash in satisfaction of all or a portion of the conversion consideration as described under “—Conversion Rights—Payment Upon Conversion.” In the case of any event described in the three bullets above, we or our successor or the purchasing person will execute a supplemental indenture providing for the conversion and settlement of notes as set forth above. Such supplemental indenture will provide that if the reference property includes securities that require registration with or approval of any governmental authority under any federal or state law before such securities may be validly issued upon conversion of notes, we or our successor or the purchasing person, as the case may be, will use reasonable best efforts, to the extent then permitted by the rules and interpretations of the SEC (or any successor thereto) or such other governmental authority, to secure such registration or approval.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or transfers of assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration determined, based in part upon any form of stockholder election, will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.

You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain U.S. Federal Income Tax Considerations.”

Voluntary Increases of Conversion Rate.  We may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain U.S. Federal Income Tax Considerations.”

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1%, upon a designated event, if the notes are called for redemption or upon maturity. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Adjustment to Conversion Rate in Fundamental Change Transactions

If you convert your notes at any time on or after the 15th scheduled trading day prior to the anticipated effective date of a fundamental change, as defined below under “—Repurchase at Option of the Holder Upon a Designated Event,” that occurs on or prior to December 15, 2013, until the close of business on the business day immediately preceding the related repurchase date, the conversion rate of the notes will be increased by a number of additional shares (the “make-whole shares”) under the circumstances described below; provided, however, that no increase will be made in the case of a fundamental change if at least 90% of the consideration paid for our common stock (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in such fundamental change transaction consists of shares of capital stock or American Depositary Receipts in respect of shares of capital stock traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on an established automated over-the-counter trading market in the United States (or that will be so traded or quoted immediately following the transaction) and as a result of such transaction or transactions the notes become convertible into such shares of such capital stock or such American Depositary Receipts.

The number of make-whole shares by which the conversion rate will be increased in the event of a fundamental change will be determined by reference to the table below and is based on the date on which such fundamental change becomes effective, known as the effective date, and the price per share of our common stock, known as the stock price, on the effective date. If the holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing sale prices of our common stock on the five trading days up to but not including the effective date.

The stock prices in the table contained in the indenture, which table is set forth below, will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as adjusted. The number of make-whole shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Additional Make-Whole Shares
(Expressed as Shares per $1,000 Principal Amount)

	Effective Date
	December 4,	December 15,	December 15,	December 15,	December 15,	December 15,	December 15,	December 15,
Stock Price	2006	2007	2008	2009	2010	2011	2012	2013

$31.33	7.3658	7.3658	7.3658	7.3658	7.3658	7.3658	7.3658	7.3658
$32.00	7.0814	7.1024	7.0598	7.2498	7.1904	7.0428	6.7458	6.6975
$34.00	6.3184	6.3376	6.2992	6.3334	6.2027	5.9565	5.4904	4.8593
$36.00	5.6658	5.6833	5.6485	5.5598	5.3749	5.0553	4.4656	3.2253
$38.00	5.1034	5.1195	5.0879	4.9028	4.6775	4.3050	3.6312	1.7633
$40.00	4.6156	4.6305	4.6017	4.3414	4.0869	3.6784	2.9530	0.4475
$45.00	3.6476	3.6599	3.6367	3.2572	2.9645	2.5188	1.7688	0.0000
$50.00	2.9387	2.9491	2.9302	2.4961	2.1976	1.7616	1.0745	0.0000
$60.00	1.9963	2.0040	1.9909	1.5462	1.2794	0.9192	0.4311	0.0000
$70.00	1.4206	1.4265	1.4171	1.0153	0.7966	0.5232	0.2058	0.0000
$80.00	1.0468	1.0514	1.0444	0.6986	0.5253	0.3239	0.1203	0.0000
$100.00	0.6109	0.6141	0.6099	0.3665	0.2606	0.1522	0.0617	0.0000
$120.00	0.3799	0.3822	0.3796	0.2108	0.1457	0.0852	0.0387	0.0000
$140.00	0.2451	0.2468	0.2450	0.1275	0.0867	0.0514	0.0247	0.0000
$160.00	0.1610	0.1623	0.1611	0.0787	0.0525	0.0312	0.0150	0.0000
$180.00	0.1062	0.1072	0.1063	0.0483	0.0314	0.0182	0.0083	0.0000

The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is between two stock price amounts on the table, or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year. If the stock price is greater than $180 per share, subject to adjustment, no make-whole shares will be added to the conversion rate. If the stock price is less than $31.33 per share, subject to adjustment, no make-whole shares will be added to the conversion rate.

Notwithstanding the foregoing, at no time will we issue an aggregate number of shares of our common stock upon conversion of the notes in excess of 31.9183 shares per $1,000 principal amount thereof; subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

If we adjust the conversion rate as described in this section, we must send you a notice of such adjustment at least fifteen scheduled trading days prior to but not including the expected effective date of the fundamental change.

Our obligation to deliver the make-whole shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Our obligation to increase the conversion rate as described above could discourage a potential acquirer of us. The provisions with respect to the adjustment to the conversion rate upon a fundamental change, however, are not the result of management’s knowledge of any specific effort to obtain control by us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

Settlement of Conversions in a Fundamental Change

As described above under “—Conversion Rate Adjustments—Treatment of Reference Property,” upon effectiveness of any fundamental change, the notes will be convertible into reference property or cash and reference property as applicable. If, as described above, we are required to increase the conversion rate by the additional shares as a result of the fundamental change, notes surrendered for conversion will be settled as follows:

•	If the last day of the applicable observation period related to notes surrendered for conversion is prior to the third trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment Upon Conversion” above by delivering the amount of cash and shares of our common stock, if any, based on the conversion rate then in effect without regard to the number of make-whole shares to be added to the conversion rate as described above, on the third trading day immediately following the last day of the applicable observation period. In addition, as soon as practicable following the effective date of the fundamental change, we will deliver the increase in such amount of cash and reference property deliverable in lieu of shares of our common stock, if any, as if the conversion rate had been increased by such number of make-whole shares during the related observation period and based upon the related daily VWAP prices during such observation period. If such increased amount results in an increase to the amount of cash to be paid to holders, we will pay such increase in cash, and if such increased settlement amount results in an increase to the number of shares of our common stock, we will deliver such increase by delivering reference property based on such increased number of shares.

•	If the last day of the applicable observation period related to notes surrendered for conversion is on or following the third scheduled trading day preceding the effective date of the fundamental change, we will settle such conversion as described under “—Payment Upon Conversion” above based on the conversion rate as increased by the additional shares described above on the later to occur of (1) the effective date of the transaction and (2) the third trading day immediately following the last day of the applicable observation period.

Optional Redemption by AGCO

Beginning December 19, 2013, we may redeem the notes in whole or in part for an amount in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

You have the right to require us to repurchase the notes for cash on each of December 15, 2013, December 15, 2016, December 15, 2021, December 15, 2026, and December 15, 2031. We will be required to repurchase any outstanding notes for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be equal to 100% of the principal amount, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Your right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent within 20 business days prior to the repurchase date. The paying agent initially will be the trustee.

The repurchase notice must state:

•	if certificated notes have been issued, the certificate numbers and CUSIP numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers and CUSIP numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be within two business days after the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

We will comply with the provisions of Rule 13e-4 and any other rules under the Exchange Act that may be applicable.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event, as discussed below, occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes for cash, in whole or in part, on a repurchase date of our choosing that is not less than 30 nor more than 60 days after the date of our notice of the designated event. The notes will be repurchased in integral multiples of $1,000 principal amount. We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date. Any notes repurchased by us will be paid for in cash.

We will mail to all record holders a notice of a designated event within 10 days after it has occurred and of the resulting repurchase right, if any. We are also required by the indenture to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the repurchase date specified in our designated event notice, your repurchase notice for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the later of the repurchase date and the time of book-entry transfer or delivery of the notes to be redeemed, duly endorsed for transfer. If the paying agent holds money sufficient to pay the repurchase price for any note on the business day following the repurchase date, then, on and after such date, the notes will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the repurchase price. This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers and CUSIP numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

(2) we merge or consolidate with or into any other person, other than a subsidiary, another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding common stock;

•	pursuant to which the holders of our common stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction; or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity.

However, notwithstanding the foregoing, holders of notes will not have the right to require us to repurchase any notes under clauses (1) or (2) above if at least 90% of the consideration paid for our common stock, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation constituting a fundamental change under clause (2) above consists of shares of capital stock or American Depositary Receipts in respect of shares of capital stock traded on the New York Stock Exchange or another U.S. national securities exchange or quoted on an established automated over-the-counter trading market in the United States (or will be so traded or quoted immediately following the completion of such merger or consolidation) and, as a result of the completion of such merger or consolidation, the notes become convertible into such shares of such capital stock or such American Depositary Receipts.

A “termination of trading” will be deemed to have occurred if our common stock, or other common stock into which the notes are then convertible, is not listed for trading on a United States national securities exchange.

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a designated event.

These designated event repurchase rights could discourage a potential acquirer. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance such debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a designated event would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes will be pari passu in right of payment with our 6 7/8% Senior Subordinated Notes due 2014 and our 1 3/4% Convertible Senior Subordinated Notes due 2033. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or other proceedings or marshalling of assets for the benefit of creditors, the payment of the principal of, or premium, if any, and interest on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. So long as the bank credit agreement is in effect, any declaration of acceleration of the notes will not become effective until the earlier of (i) five business days after receipt of acceleration notice by us and the administrative agent under the bank credit agreement and (ii) the acceleration of the indebtedness under the bank credit agreement.

We may not make any payment on the notes if:

•	a default in the payment of senior indebtedness occurs and such default has not been cured or waived, which we refer to as a payment default; or

•	a default other than a payment default occurs (i) under the bank credit agreement and is continuing pursuant to which the maturity thereof may be accelerated and (a) upon receipt by the trustee of written notice of such default, which we refer to as a payment blockage notice, from the administrative agent under the bank credit agreement or (b) if such event of default under the bank credit agreement results from the acceleration of the notes or a change of control, from and after the date of such acceleration or occurrence of such change of control or (ii) under any other designated senior indebtedness other than the bank credit agreement that permits the holders of such designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from the trustee or other representative of the holders of such designated senior indebtedness, which we refer to as a non-payment default.

We may resume payments and distributions on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived; and

•	in case of a non-payment default, (i) if such non-payment default exists under the bank credit agreements, 179 days after the date on which the payment blockage notice is received (unless such payment blockage period is terminated by written notice to the trustee from the administrative agent, such designated senior indebtedness is repaid in full in cash or cash equivalents or such event of default has been cured or waived), or (ii) if such non-payment default exists under designated senior indebtedness other than the bank credit agreement, 119 days after the date on which the payment blockage notice is received (unless such payment blockage period is terminated by written notice to the trustee from the trustee or other representative of the holders of such designated senior indebtedness, such designated senior indebtedness is repaid in full in cash or cash equivalents or such event of default has been cured or waived).

There must be 180 consecutive days in any 360-day period in which no payment blockage is in effect for a non-payment default. No non-payment default (other than a non-payment default under the financial maintenance covenants under the bank credit agreement) that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice unless such non-payment default has been cured or waived for a period of not less than 45 days.

If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then trustee will notify the holders of such senior indebtedness of such prohibited payment and such payment or distribution will be held in trust for the benefit of, and shall be paid over and delivered to, holders of senior indebtedness or their representatives but only to the extent the holders of such senior indebtedness, within 30 days of the date of receipt of such notice from the trustee, notify the trustee in writing of the amounts then due and owing on such senior indebtedness and only the amounts specified in such notice to the trustee shall be paid.

Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

The notes are exclusively obligations of us. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

The term “senior indebtedness” is defined in the indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

•	any indebtedness that when incurred was without recourse to us; or

•	any indebtedness that by its express terms is not senior to the notes or is pari passu or junior to the notes; or

•	any indebtedness we owe to any of our subsidiaries or to a joint venture in which we have an interest; or

•	any repurchase, redemption or other obligations in respect of redeemable stock; or

•	any indebtedness to any of our employees, officers or directors or any employees, officers or director of our subsidiaries; or

•	any liability for federal, state, local or other taxes owed or owing by the company; or

•	our 6 7/8% senior subordinated notes due 2014;

•	our 1 3/4% convertible senior subordinated notes due 2033;

•	any trade payables; or

•	the notes.

The term “indebtedness” is also defined in the indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers’ acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

The term “bank credit agreement” is defined in the indenture and means the credit agreement dated December 22, 2003, as amended, among AGCO, certain of its subsidiaries named therein, the lenders named therein, SunTrust Bank and Morgan Stanley Senior Funding, Inc., as Co-Syndication Agents; Cobank, ACB and The Bank of Tokyo-Mitsubishi, Ltd., New York Branch, as Co-Documentation Agents; Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” Canadian Branch, as Canadian administrative agent, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank, Nederland,” New York Branch, as administrative agent, together with all agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, documents or instruments may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

The term “designated senior indebtedness” is defined in the indenture and includes, in general terms, indebtedness and all other monetary obligations, including expenses, fees and other amounts under the bank credit agreement and any senior indebtedness that has an aggregate principal balance of at least $25 million that is specifically designated by us in the instrument creating or evidencing such senior indebtedness as “designated senior indebtedness.”

As of September 30, 2006, we had $272.0 million of senior indebtedness outstanding and our subsidiaries had $142.9 million of indebtedness. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by AGCO

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States or any jurisdiction thereof;

•	the successor person expressly assumes all of our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions and the satisfaction of other conditions under the indenture, we shall be discharged from all obligations under the notes and the indenture.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed with the trustee within 15 days after the same is required to be filed with the SEC.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

•	we fail to pay any interest on the notes, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to comply with our obligations to convert the notes in to cash or a combination of cash and common stock, as applicable, upon exercise of a holder’s conversion right;

•	we fail to issue a designated event notice when due;

•	we fail to perform or observe the covenants described above under the heading “—Merger and Sale of Assets by AGCO” or fail to make or consummate any offer to redeem the notes following a designated event or repurchase the notes at the option of holders, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice by the trustee or the holders of 25% or more of the principal amount of outstanding notes;

•	the occurrence under indebtedness of the company or any subsidiary having an outstanding balance of $10 million or more of (i) an event of default that has caused the holder of such indebtedness to accelerate the maturity of such indebtedness and such indebtedness has not been discharged in full or such acceleration rescinded within 30 days or (ii) the failure to make the principal payment on the final (but not interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days;

•	a final judgment of $10 million or more is not stayed, discharged or paid for more than 30 days; and

•	certain events involving our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of one of our significant subsidiaries.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, if any, or interest on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

Subject to the provisions of the following paragraph, if an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, or interest that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Notwithstanding the foregoing, the indenture will provide that, to the extent elected by us, the sole remedy for an Event of Default relating to the failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or of the covenant described above in “—Reports,” will for the first 60 days after the occurrence of such an Event of Default consist exclusively of the right to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes. If we so elect, the extension fee will be payable on all outstanding notes on the date on which an Event of Default relating to a failure to comply with the reporting obligations in the indenture first occurs. On the 60th day after such Event of Default (if the Event of Default relating to the reporting obligations is not cured or waived prior to such 60th day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other Event of Default. In the event we do not elect to pay the extension fee upon an Event of Default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the extension fee as the sole remedy during the first 60 days after the occurrence of an Event of Default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of notes and the trustee and paying agent of such election on or before the close of business on the date on which such Event of Default occurs.

Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer indemnity reasonably satisfactory to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any note on a redemption date or upon a designated event or purchase any note on a repurchase date;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the conversion rate otherwise than in accordance with the terms of the indenture;

•	adversely modify, in any material respect, the subordination provisions of the indenture;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Global Notes; Book-Entry; Form

We will initially issue the notes in the form of global securities. The global securities will be deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, each global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. A holder will hold its beneficial interests in the global securities directly through DTC if such holder has an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in limited circumstances described below.

DTC has advised us that it is:

•	a limited purposed trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriters, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by DTC upon the deposit of the global securities with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants.

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

Owners of beneficial interests in global securities who desire to convert their interests into cash or cash and shares of common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion. So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the applicable global security for all purposes under the indenture and the notes, as applicable. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC.

Except as set forth below, as an owner of a beneficial interest in a global security, holders will not be entitled to have the notes represented by a global security registered in its name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under a global security. We understand that under existing industry practice, if an owner of a beneficial interest in a global security desires to take action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, premium, if any, and interest on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest of a global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the applicable global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global securities or ceases to be a clearing agency and we do not appoint a successor depositary or clearing agency within 90 days after receiving notice from DTC or becoming aware that DTC is no longer a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants. Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Information Concerning the Trustee

We have appointed Union Bank of California, N.A., the trustee under the indenture, as exchange agent for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign as trustee under the indenture.

The trustee makes no representation or warranty, express or implied, as to the accuracy or completeness of any information contained in this prospectus supplement, except for such information that specifically pertains to the trustee itself, or any information incorporated by reference into this prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 150,000,000 shares of common stock, having a par value of $.01 per share, and 1,000,000 shares of preferred stock, having a par value of $.01 per share. The preferred stock may be issued in separate series as authorized by our board of directors. As of November 24, 2006, there were 91,189,903 shares of common stock outstanding. All outstanding shares of common stock are fully paid and nonassessable.

Common Stock

The following description of our common stock is only a summary and is subject to the terms of provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. We encourage you to read our certificate of incorporation and by-laws, which have been filed with the SEC and are incorporated by reference into this prospectus supplement.

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Cumulative voting is not permitted. Holders of a majority of the shares of common stock are entitled to vote in any election of directors and may elect all of the directors standing for election. Subject to any preferential dividend rights of outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of AGCO, the holders of common stock are entitled to receive ratably the net assets of AGCO available for distribution after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have or may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

Listing

Our common stock is listed for trading on the New York Stock Exchange under the symbol “AG.”

Rights Plan

We adopted a stockholder rights plan on April 27, 1994, and amended the plan on March 1, 1999, and April 23, 2004. Our board of directors implemented the plan by declaring a dividend of one preferred share purchase right for each share of common stock outstanding. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase a one-hundredth of a share of Junior Cumulative Preferred Stock, or junior preferred stock. The purchase price per a one-hundredth of a share of junior preferred stock is $110.00, subject to adjustment. Our stockholder rights plan was approved by our stockholders in 1994.

The rights will be exercisable only if a person or group, which we refer to as an acquirer, acquires 20% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20% or more of our common stock or, in some circumstances, if additional conditions are met. Once they are exercisable, the plan allows stockholders, other than the acquirer, to purchase our common stock or securities of the acquirer with a then current market value of two times the exercise price of the right. Merely holding a right does not confer any additional rights as a stockholder of AGCO until it is exercised. The rights are redeemable for $.01 per right, subject to adjustment, at the option of the board of directors. The rights will expire on April 26, 2014, unless they are extended, redeemed or exchanged by us before that date.

The rights have certain “anti-takeover” effects because they may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Generally, the rights should not interfere with any merger or other business combination approved by our board of directors prior to the time that there is an acquirer since until such time the rights generally may be redeemed by our board of directors at $.01 per right.

Preferred Stock

We have the authority to issue up to 1,000,000 shares of preferred stock, par value $.01 per share, with 300,000 shares designated as a series of junior preferred stock, par value $.01 per share. The junior preferred stock may be acquired in accordance with the terms of our preferred share purchase rights. As of the date of this prospectus supplement, we did not have any shares of preferred stock outstanding. Our board of directors is authorized at any time to issue all or any shares of preferred stock in one of more classes or series and to determine the following terms for each series of preferred stock:

•	the offering price at which we will issue the preferred stock;

•	whether that series of preferred stock will be entitled to receive dividends;

•	the dividend rate (or method for determining the rate);

•	whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the liquidation preference of that series of preferred stock, if any;

•	the conversion or exchange provisions applicable to that series of preferred stock, if any;

•	the redemption or sinking fund provisions applicable to that series of preferred stock, if any;

•	the voting rights of that series of preferred stock, if any; and

•	the terms of any other preferences, rights, qualifications, limitations, or restrictions, if any, applicable to that series of preferred stock.

Delaware Anti-Takeover Law

We are a Delaware corporation that is subject to Section 203 of the DGCL (“Section 203”). Under Section 203 certain “business combinations” between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in our certificate of incorporation not to be governed by Section 203 (we have not made such election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock. The term “interested stockholder” is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In General

This section is a discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the common stock into which the notes may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing U.S. federal income tax authorities, including provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change or differing interpretations, possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning or disposing of the notes or the common stock into which the notes may be converted. The summary applies only to beneficial owners of the notes that purchase their notes in this offering for an amount equal to the issue price of the notes, which is the first price at which a substantial amount of the notes is sold for money to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is limited to holders that hold the notes and the common stock into which the notes may be converted as “capital assets” (generally, for investment). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code, or a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which may be subject to special rules (including without limitation dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt entities, tax-deferred or other retirement accounts, and persons holding notes or common stock as part of a hedging or conversion transaction or a straddle, persons deemed to sell notes or common stock under the constructive sale provisions of the Code, investors in pass-through entities, or certain former citizens and residents of the United States). Finally, the summary does not describe the effect of the U.S. federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF U.S. FEDERAL, ESTATE OR GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS AND ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

As used herein, the term “U.S. Holder” means a beneficial owner of the notes or the common stock into which the notes may be converted that, for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state of the United States, including the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust that (a) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of the notes or the common stock into which the notes may be converted (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. If a partnership (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note or common stock acquired upon conversion (or redemption) of a note, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of a note or common stock acquired upon conversion (or redemption) of a note that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the notes and the common stock into which, or for which, the notes may be converted or redeemed.

Taxation of Interest

U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange, Redemption or Other Disposition of Notes

A U.S. Holder generally will recognize capital gain or loss if the holder disposes of a note in a sale, exchange, redemption or other taxable disposition. The U.S. Holder’s gain or loss generally will equal the difference between the proceeds received by the holder (other than amounts attributable to accrued but unpaid interest) and the holder’s tax basis in the note. The U.S. Holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued but unpaid interest will not be taken into account in computing the U.S. Holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by the U.S. Holder on the disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year, or short-term capital gain or loss if the holder held the note for one year or less, at the time of the disposition. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum rate of 15 percent. Short-term capital gains are taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

Conversion of Notes

If a U.S. Holder receives solely cash in exchange for the notes upon conversion, the U.S. Holder’s gain or loss will be determined in the same manner as if the U.S. Holder disposed of the notes in a taxable disposition (as described above under “—U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes”).

The tax treatment of a conversion of a note into cash and common stock is uncertain and U.S. Holders should consult their tax advisors regarding the consequences of such a conversion. Below are possible characterizations of such a conversion for U.S. federal income tax purposes.

Treatment as a Recapitalization.  If we pay a combination of cash and stock in exchange for notes upon conversion and the notes are treated as “securities” for U.S. federal income tax purposes, the exchange would be treated as a recapitalization. This determination, in turn, depends upon the terms and conditions of, and other facts and circumstances relating to, the instruments, and upon the application of numerous judicial decisions. We intend to treat the exchange of notes for a combination of cash and stock as a recapitalization for U.S. federal income tax purposes (although we cannot guarantee that the IRS will not challenge this conclusion). In such case, a U.S. Holder will recognize gain, but not loss, equal to the excess of the sum of the fair market value of the common stock and cash received (other than amounts attributable to accrued interest, which will be treated as such) over such U.S. Holder’s adjusted tax basis in the notes, but in no event should the gain recognized exceed the amount of cash received (excluding amounts attributable to accrued interest and cash in lieu of fractional shares). The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share would be equal to the difference between the amount of cash a U.S. Holder would receive in respect of the fractional share and the portion of the U.S. Holder’s adjusted tax basis in the note that is allocable to the fractional share.

The tax basis of the shares of common stock received upon a conversion (other than common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) would equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued interest), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). A U.S. Holder’s holding period for shares of common stock would include the period during which the U.S. Holder held the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Alternative Treatment as Part Conversion and Part Taxable Disposition.  If the conversion of a note into cash and common stock was not treated as a recapitalization for U.S. federal income tax purposes, the cash payment received would generally be treated as proceeds from the sale of a portion of the note and taxes in the manner described under “—U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes” above (or in the case of cash received in lieu of a fractional share, taxed as a disposition of a fractional share). The common stock received would be treated as having been received upon a conversion of the note, which generally would not be taxable to a U.S. Holder except to the extent of any common stock received with respect to accrued interest. In such case, the U.S. Holder’s tax basis in the note would generally be allocated pro rata among the common stock received, the fractional share that is treated as sold for cash and the portion of the note that is treated as sold for cash. The holding period for the common stock received in the conversion would include the holding period for the notes, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.

Treatment if the Conversion is a Fully Taxable Event.  If we pay a combination of cash and stock in exchange for notes upon conversion and the conversion is treated as a fully taxable event, a U.S. Holder will generally recognize gain or loss in a taxable disposition in the manner described above under “—U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes.” In such case, a U.S. Holder’s tax basis in the stock will equal its fair market value on the date of the conversion, and the holding period of the stock will begin on the day immediately after the date of the conversion.

Distributions

If, after a U.S. Holder acquires our common stock upon a conversion of a note, we make a distribution in respect of such common stock from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, the distribution will be treated as a dividend and will be includible in a U.S. Holder’s income when paid. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. Holder’s investment, up to the U.S. Holder’s tax basis in its common stock, and any remaining excess will be treated as capital gain from the sale or exchange of the common stock. If the U.S. Holder is a U.S. corporation, it would generally be able to claim a dividends-received deduction on a portion of any distribution taxed as a dividend, provided that certain holding period requirements and other customary conditions are satisfied. Subject to certain exceptions, dividends received by non-corporate U.S. Holders currently are taxed at a maximum rate of 15 percent provided that certain holding period requirements are met.

Constructive Distributions

The terms of the notes allow for changes in the conversion rate of the notes under certain circumstances. A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders may be treated as though they received a taxable distribution in the form of our common stock. A taxable constructive stock distribution would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our stockholders. The adjustment to the conversion rate of notes converted in connection with a fundamental change, as described under “Description of Notes—Conversion Rights—Adjustment to Conversion Rate in Fundamental Change Transactions,” also may be treated as a taxable stock distribution. Not all changes in the conversion rate that result in noteholders’ receiving more common stock on conversion, however, increase the noteholders’ proportionate interests in us. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made pursuant to bona fide reasonable adjustment formula, are not treated as constructive stock distributions. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock distribution to the stockholders. In addition, if an event occurs that increases the interests of the noteholders and the conversion rate of the notes is not adjusted (or not adequately adjusted), this could be treated as a taxable stock distribution to the noteholders. Any taxable constructive stock distributions resulting from a change to, or failure to change, the conversion rate that is treated as a distribution of common stock would be treated for U.S federal income tax purposes in the same manner as distributions on our common stock paid in cash or other property. Such distributions would result in a taxable dividend to the recipient to the extent of our current or accumulated earnings and profits (with the recipient’s tax basis in its note being increased by the amount of such dividend), with any excess treated as a tax-free return of the holder’s investment in its note or as capital gain. U.S. Holders should consult their own tax advisors regarding whether any taxable constructive stock dividend would be eligible for the maximum 15 percent rate or the dividends-received deduction described in the previous paragraph as the requisite applicable holding period requirements might not be considered to be satisfied.

Sale or Exchange of Common Stock

A U.S. Holder generally will recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s tax basis in the stock. The proceeds received by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a U.S. Holder on a sale or exchange of common stock will be long-term capital gain or loss if the holder’s holding period in the common stock is more than one year, or short-term capital gain or loss if the holder’s holding period in the common stock is one year or less, at the time of the disposition. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15 percent rate. Short-term capital gains are taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.

NON-U.S. HOLDERS

Taxation of Interest

Subject to the discussion below under “—Income or gains effectively connected with a U.S. trade or business,” payments of interest to Non-U.S. Holders are generally subject to U.S. federal income tax at a rate of 30 percent (or a reduced rate under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence), collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from U.S. federal income tax, including withholding of such tax, if the Non-U.S. Holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

•	owns, actually or constructively, shares of our stock representing at least 10 percent of the total combined voting power of all classes of our stock entitled to vote;

•	is a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; or

•	is a “controlled foreign corporation” that is related, directly or indirectly, to us through sufficient stock ownership.

In general, a foreign corporation is a controlled foreign corporation if more than 50 percent of (i) the total combined voting power of all classes of stock of such corporation entitled to vote or (ii) the total value of the stock of such corporation is owned, actually or constructively, by one or more U.S. persons that each owns, actually or constructively, at least 10 percent of the total combined voting power of all classes of stock of such corporation entitled to vote.

The portfolio interest exception, entitlement to treaty benefits and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent prior to the payment. If the Non-U.S. Holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) or other flow-through entity, the certification requirements generally apply to the partners or other owners rather than the partnership or other entity, and the partnership or other entity must provide the partners’ or owners’ documentation to us or our paying agent.

Sale, Exchange, Redemption, Conversion or Other Disposition of Notes or Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange, redemption, conversion or other disposition of notes (other than with respect to payments attributable to accrued interest, which will be taxed as described under “—Non-U.S. Holders—Taxation of Interest” above) or common stock, unless:

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business (and, generally, if an income tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), in which case the gain would be subject to tax as described below under “—Non-U.S. Holders—Income or gains effectively connected with a U.S. trade or business”;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, in which case, except as otherwise provided by an applicable income tax treaty, the gain would be subject to a flat 30 percent tax, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S.; or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange, redemption or other disposition of notes or common stock by a Non-U.S. Holder if we are at the time of such sale, exchange, redemption or other disposition, or were at any time within five years (or, if shorter, the Non-U.S. Holder’s holding period for the notes or common stock disposed of) before the sale, exchange, redemption or other disposition, a “U.S. real property holding corporation” (or USRPHC). In very general terms, we would be a USRPHC if interests in U.S. real estate comprised at least 50 percent of the value of our assets. We believe that we have not been, currently are not, and will not become in the future, a USRPHC.

Dividends

Dividends paid to a Non-U.S. Holder on common stock received on conversion of a note, including any taxable constructive stock dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion (as described under “—U.S. Holders—Constructive Distributions” above) generally will be subject to U.S. withholding tax at a 30 percent rate. Withholding tax applicable to any taxable constructive stock dividends received by a Non-U.S. Holder may be withheld from interest on the notes, distributions on the common stock, shares of common stock or proceeds subsequently paid or credited to the Non-U.S. Holder. The withholding tax on dividends (including any taxable constructive stock dividends), however, may be reduced under the terms of an applicable income tax treaty between the United States and the Non-U.S. Holder’s country of residence. A Non-U.S. Holder should demonstrate its entitlement to treaty benefits by timely delivering a properly executed IRS Form W-8BEN or appropriate substitute form prior to the payment of a dividend. A Non-U.S. Holder that is eligible for a reduced rate of withholding under the terms of an applicable income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Dividends on the common stock that are effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business are discussed below under “—Non-U.S. Holders—Income or Gains Effectively Connected with a U.S. Trade or Business.”

Income or Gains Effectively Connected with a U.S. Trade or Business

If any interest on the notes, dividends on common stock, or gain from the sale, exchange, redemption, conversion or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the same manner applicable to U.S. Holders. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain generally will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States.

Payments of interest or dividends that are effectively connected with a U.S. trade or business (and, if a tax treaty applies, attributable to a permanent establishment or fixed base), and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax provided that the holder claims exemption from withholding. To claim exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of a treaty, the holder must certify its qualification, which can be done by timely delivering a properly executed IRS Form W-8ECI (in the case of a U.S. trade or business income) or properly completed and executed IRS Form W-8BEN (in the case of a treaty), or any successor from as the IRS designates, as applicable, prior to the payment of interest. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally also would be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Payments of interest or dividends to U.S. Holders of notes or common stock generally will be subject to information reporting, and will be subject to backup withholding, currently at a rate of 28 percent, unless the holder (1) is an exempt payee, such as a corporation, or (2) provides the payor with a correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, however, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

We must report annually to the IRS the interest and/or dividends paid to each Non-U.S. Holder and the tax withheld, if any, with respect to such interest and/or dividends, including any tax withheld pursuant to the rules described under “—Non-U.S. Holders—Taxation of Interest” and “—Non-U.S. Holders—Dividends” above. Copies of these reports may be made available to tax authorities in the country where the Non-U.S. Holder resides. Payments to Non-U.S. Holders of dividends on our common stock or interest on the notes may be subject to backup withholding unless the Non-U.S. Holder certifies its non-U.S. status on a properly executed IRS Form W-8BEN or appropriate substitute form. Payments made to Non-U.S. Holders by a broker upon a sale of the notes or our common stock will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its non-U.S. status or otherwise establishes an exemption.

Any amounts withheld from a payment to a U.S. Holder or Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes and the common stock into which the notes may be converted, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November 28, 2006, we have agreed to sell to each of the underwriters, and the underwriters have severally agreed to purchase, the following respective aggregate principal amount of notes set forth opposite the names of the underwriters below:

Principal
Name	Amount

Morgan Stanley & Co. Incorporated	$83,125,000
Goldman, Sachs & Co.	83,125,000
Rabo Securities USA, Inc.	4,375,000
Lazard Capital Markets LLC	4,375,000

Total	$175,000,000

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement and the accompanying prospectus if any notes are taken. However, the underwriters are not required to take or pay for any notes covered by the option of the underwriters to purchase additional notes as described below.

The underwriters initially propose to offer the notes directly to the public at the public offering price listed on the cover page of this prospectus supplement. After the notes are released to the public, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to an additional $26,250,000 aggregate principal amount of notes at the public offering price set forth on the cover page of this prospectus supplement, less underwriting discounts, solely to cover over-allotments.

The following table shows the total underwriting discounts to be paid to the underwriters by us for the notes. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional $26,250,000 aggregate principal amount of notes.

Underwriting Discounts Paid by Us	No Exercise	Full Exercise

Per $1,000 principal amount of notes	$23.75	$23.75
Total	$4,156,250	$4,779,688

The notes are a new issue of securities with no established trading market. We do not intend to list the notes on any national securities exchange or include them in any automated quotation system. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market-making activity may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

We and substantially all of our directors and executive officers have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., not to, during the period ending 90 days immediately after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the issuance by us of shares of our common stock upon the exercise of an option or a warrant or the conversion of a security outstanding as of the date of this prospectus supplement;

•	the issuance by us of additional awards under our existing equity compensation plans, provided that such awards do not vest or become exercisable during the period ending 90 days after the date of this prospectus supplement;

•	transfers of common stock pursuant to a Rule 10b5-1 trading plan or the establishment of such a plan;

•	transfers by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the director or executive officer’s immediate family;

•	the transfer by any of our directors and executive officers as a bona fide gift of our common stock, provided that the transferee agrees to be bound by such restrictions and certain other conditions are satisfied; or to any trust for the direct or indirect benefit of such director or executive officer, provided that the trustee of the trust agrees to be bound by such restrictions and certain other conditions are satisfied; and

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, subject to certain limitations.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater principal amount of notes than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the principal amount of notes available for purchase by the underwriters under their option to purchase additional notes. The underwriters can close out a covered short sale by exercising their option to purchase additional notes or purchasing the notes in the open market. In determining the source of notes to close out a covered short sale, the underwriters will consider, among other things, the open market price of notes compared to the price available under the over-allotment option. The underwriters may also sell notes in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, notes in the open market to stabilize the price of the notes. These activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In general, purchases of a security for the purpose of stabilizing or reducing a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock or the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

We estimate that the total expenses of this offering payable by us will be approximately $250,000.

Lazard Capital Markets LLC has entered into an agreement with Mitsubishi UFJ Securities (USA), Inc. (“MUS(USA)”) pursuant to which MUS(USA) provides certain advisory and/or other services to Lazard Capital Markets, including in respect of this offering. In return for the provision of such services by MUS(USA) to Lazard Capital Markets, Lazard Capital Markets will pay to MUS(USA) a mutually agreed upon fee.

The underwriters and their affiliates have provided and may in the future provide investment banking and other financial services to us or our subsidiaries, including securities underwriting, the provision of financial advice and the extension of credit to us, for which they receive customary fees. Affiliates of Rabo Securities USA, Inc, and MUS(USA) are lenders under our bank credit agreement.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of notes to the public in that Member State, except that it may, with effect from and including such date, make an offer of notes to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

Each underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters in connection with the offering, including the validity of the notes, will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and financial statement schedule of AGCO Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and AGCO Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005, have been incorporated by reference in this prospectus supplement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In accordance with the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information that we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding registrants (including us) that file electronically with the SEC (www.sec.gov). We also maintain an internet site at www.agcocorp.com that contains information concerning us and our affiliates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we are disclosing important information to you by referring you to those documents; and

•	information that we file in the future with the SEC automatically will update and supersede earlier information in or incorporated by reference in this prospectus supplement.

We incorporate by reference the documents listed below (including each of the exhibits referenced therein):

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006;

•	our Current Reports on Form 8-K filed on January 6, 2006, July 31, 2006, October 4, 2006, November 16, 2006 and November 28, 2006;

•	our Definitive Proxy Statement on Schedule 14A filed on March 29, 2006;

•	The description of our common stock contained in our Registration Statement on Form S-4, as filed on May 26, 2005, including any amendments or reports filed for the purpose of updating such descriptions; and

•	All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01).

To the extent there are inconsistencies between the information contained in this prospectus supplement and the accompanying prospectus and the information contained in the documents incorporated by reference as of the date hereof, the information in this prospectus supplement shall be deemed to supersede the information in the accompanying prospectus and incorporated documents. Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus supplement modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Statements contained in this prospectus supplement or in any document incorporated by reference into this prospectus supplement as to the contents of any contract or other document referred to herein or therein are necessarily only summaries, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all respects by such reference.

Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). You may submit such a request for this material by contacting our corporate headquarters at the following address: AGCO Corporation, 4205 River Green Parkway, Duluth, Georgia 30096, (770) 813-9200, Attn: Investor Relations.

PROSPECTUS

AGCO CORPORATION

Common Stock
Convertible Debt Securities

We may, from time to time, offer to sell common stock or convertible debt securities. We refer to our common stock and convertible debt securities collectively as the “securities.” The debt securities we may offer may be convertible into or exercisable or exchangeable for our other securities. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus. In addition, this prospectus may be used to offer securities for the account of persons other than us.

This prospectus provides information about us and offerings of securities that we may make in the future. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a supplement to this prospectus. This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement.

We or any selling securityholder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. The supplements to this prospectus will provide the specific terms of the plan of distribution.

Our common stock is quoted on the New York Stock Exchange under the symbol “AG.”

Investing in our securities involves risks that are described in the “Risk Factors” section contained in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 27, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using the “shelf” registration process. By using a shelf registration statement, we and/or certain selling securityholders may offer and sell, from time to time, in one or more offerings, the securities described in the applicable prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus and the applicable prospectus supplement. We have not authorized anyone to provide you with different information. This document may only be used where it is legal to sell the securities. You should not assume that the information contained in this prospectus or in any prospectus supplement is accurate as of any date other than its date regardless of the time of delivery of the prospectus or prospectus supplement or any sale of the securities.

This prospectus includes trademarks, service marks and trade names owned by us or other companies. All trademarks, service marks and trade names included in this prospectus are the property of their respective owners.

We urge you to read carefully both this prospectus and the prospectus supplement accompanying this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find Additional Information,” before deciding whether to invest in any of the securities being offered.

References in this prospectus to “AGCO,” “we,” “us” and “our” are to AGCO Corporation and its subsidiaries. The term “you” refers to a prospective investor.

Our principal executive offices are located at 4205 River Green Parkway, Duluth, Georgia 30096. Our phone number is (770) 813-9200.

RISK FACTORS

Please carefully consider the risk factors described in our periodic reports filed with the SEC, which are incorporated by reference in this prospectus and in the applicable prospectus supplement. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, as well as registration and proxy statements and other information, with the SEC. These documents may be read and copied at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You can get further information about the SEC’s Public Reference Room by calling 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, registration statements and other information regarding registrants like us that file electronically with the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or Exchange Act, until this offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006;

•	our Current Reports on Form 8-K filed on January 6, 2006, July 31, 2006, October 4, 2006, and November 16, 2006;

•	our Definitive Proxy Statement on Schedule 14A filed on March 29, 2006;

•	The description of our common stock contained in our Registration Statement on Form S-4 as filed on May 26, 2005, including any amendments or reports filed for the purpose of updating such descriptions; and

•	All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01).

You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits, free of charge by contacting our Secretary at our principal offices, which are located at 4205 River Green Parkway, Duluth, Georgia 30096, and our telephone number is (770) 813-9200.

AGCO CORPORATION

We are the third largest manufacturer and distributor of agricultural equipment and related replacement parts in the world based on annual net sales. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment and implements and a line of diesel engines. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of well-known brand names, including: AGCO®, Challenger®, Fendt®, Gleaner®, Hesston®, Massey Ferguson®, New Idea®, RoGator®, Spra-Coupe®, Sunflower®, Terra-Gator®, Valtra® and Whitetm Planters. We distribute most of our products through a combination of approximately 3,600 independent dealers and distributors in more than 140 countries. In addition, we provide retail financing in the United States, Canada, Brazil, Germany, France, the United Kingdom, Australia, and Ireland through our finance joint ventures with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., which we refer to as “Rabobank.”

Since our formation, we have grown substantially through a series of over 20 acquisitions. We have been able to expand and strengthen our independent dealer network, introduce new tractor product lines and complementary non-tractor products in new markets and expand our replacement parts business to meet the needs of our customers. We also have identified areas of our business in which we can decrease excess manufacturing capacity and eliminate duplication in administrative, sales, marketing and production functions. Since 1991, we have completed several restructuring initiatives in which we relocated production to more efficient facilities, closed manufacturing facilities and reduced operating expenses. In addition, we have continued to focus on strategies and actions to improve our current distribution network, improve our product offerings, reduce the cost of our products and improve asset utilization.

USE OF PROCEEDS

We will set forth in the applicable prospectus supplement our intended use for the net proceeds received by us from our sale of securities under this prospectus. We will not receive the net proceeds of any sales by selling securityholders.

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DESCRIPTION OF SECURITIES

We may offer shares of common stock and convertible debt securities. We will set forth in the applicable prospectus supplement a description of the common stock or convertible debt securities that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement and other offering material relating to such offering.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

						Nine Months Ended
	Years Ended December 31,					September 30,
	2001	2002	2003	2004	2005	2005	2006

Ratio of earnings to fixed charges(1)	1.4	1.5	2.5	3.3	2.5	2.5	2.7

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and distributed earnings of less-than-50%-owned affiliates, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs, an estimate of the interest cost in rental expense and the proportionate share of fixed charges of 50% or greater owned affiliates.

SELLING SECURITYHOLDERS

Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

LEGAL MATTERS

Certain legal matters in connection with the offering, including the validity of the securities, will be passed upon for us by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for any underwriters by Alston & Bird LLP, Atlanta, Georgia.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements and schedule of AGCO Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and AGCO Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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